

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 26, 2016

Riccardo Delle Coste
Chief Executive Officer
Barfresh Food Group, Inc.
8530 Wilshire Blvd., Suite 450
Beverly Hills, California 90211

> **Re: Barfresh Food Group, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed April 4, 2016**
> **File No. 333-203340**

Dear Mr. Delle Coste:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Your Prospectus Cover Page refers to "Certain other warrants being registered." Pursuant to Rule 413 of the Securities Act of 1933, you cannot use a post-effective amendment to register additional shares that were not included in the registration statement at effectiveness. However, we note that you registered the common stock underlying "Other Warrants" in your Amendment No. 1 to your Form S-1 before effectiveness. Accordingly, please amend your filing so that it does not appear that you are seeking to register any additional securities by this post-effective amendment.

Exhibits, page 39

2.   We note that within "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 27, you disclose that your 2015 revenues "grew primarily

through the expansion of [y]our business relationship with Sysco Corporation." We also note your disclosure under "Note 12. Business Segments" on page F-19 in your recent transition report on Form 10-K that 98% of your revenues for the nine-months ending December 31, 2015 derive from three customers, with revenue from one such customer representing 85.3% of your total revenue. As such, please file your agreement with Sysco as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you determine that you are not required to file this agreement, please provide us with an analysis supporting your conclusion.

3.   In your October 26, 2015, current report on Form 8-K announcing your agreement with PepsiCo North America Beverages you indicate that you expect the agreement to "lead to significant revenue growth," while on page 4 of your transition report on Form 10-K filed on March 30, 2016, you state that you expect the agreement to "fast track" your growth. Please tell us what consideration you gave to filing your agreement with PepsiCo as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

4.   Please file as an exhibit the form of the Other Warrants registered under this registration statement. See Item 601(b)(4) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources